UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25

                                                       SEC FILE NUMBER
                                                            0-1173

                   NOTIFICATION OF LATE FILING
                                                         CUSIP NUMBER


(Check One): (X) Form 10-K  ( ) Form 20-F   ( ) Form 11-K
             ( ) Form 10-Q  ( ) Form N-SAR

                 For Period Ended: December 31, 1999
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:______________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I - Registrant Information

City Holding Company
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Full Name of Registrant

N/A
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Former Name if Applicable

25 Gatewater Road
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Address of Principal Executive Office (Street and Number)

Charleston, West Virginia 25313
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City, State and Zip Code

PART II- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


    |(a) The reasons described in reasonable detail in Part III of this form
    |    could not be eliminated without unreasonable effort or expense;
    |
    |(b) The subject annual report, semi-annual report, transition report on
    |    Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
[X] |    filed on or before the fifteenth calendar day following the prescribed
    |    due date; or the subject quarterly report or transition report on Form
    |    10-Q, or portion thereof will be filed on or before the fifth calendar
    |    day following the prescribed due date: and
    |
    |(c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |    has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed.)

         The Form 10-K for the year ended December 31, 1999 could not be filed within the prescribed time without unreasonable effort or expense. In connection with a routine examination of the Company's lead bank, the City National Bank of West Virginia, field representatives of the Office of the Comptroller of the Currency have indicated their disagreement with the adequacy of City National's loan loss reserve as of December 31, 1999. Management believes that its reserves are adequate and in conformity with generally accepted accounting principles and will pursue any necessary appeals or administrative processess to resolve potential differences between regulatory and generally accepted accounting principles.

         To file financial statements for the year ended December 31, 1999 without agreement being reached with the OCC regarding the adequacy of the reserve for loan losses would involve unreasonable effort and expense since the financial statements might have to be prepared a second time to reflect the OCC's conclusions. Consequently, Registrant has filed Form 12b-25 for a fifteen day extension, by which time Registrant anticipates that this issue will be resolved, although because the matter is still in negotiation there can be no assurance that this will be the case.


PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

       Lathan M. Ewers, Jr.              (804)                 788-8269
     -------------------------       -------------       --------------------
              (Name)                  (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================


     City Holding Company
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date:  March 30, 2000           By:    /s/ Robert A. Henson
     ---------------------             -------------------------------
                                Name:  Robert A. Henson
                                Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.126-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).